Exhibit 99.1

Report on Voting Results from
Special Meeting of Shareholders

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, Points International Ltd. (the “Corporation”) hereby reports on the voting results for matters submitted to the special meeting of the shareholders of the Corporation held on October 26, 2010.

The matters voted upon at the meeting and the results of the voting were as follows:

Item 1: Share Consolidation

By a vote by way of ballot, the shareholders approved a special resolution to amend the Corporation's articles of continuance to consolidate its issued and outstanding common shares on the basis of a ratio within the range of one post-consolidation common share for every eight pre-consolidation shares to one post-consolidation common share for every twelve pre-consolidation common shares, with the ratio to be selected and implemented by the Corporation's board of directors in its sole discretion, if at all, at any time prior to October 26, 2011. The results of the vote were as follows:

	Number of Votes Cast	Percentage of Votes Cast
For:	86,989,113	91%
Against:	8,363,297	9%

Item 2: Option Plan Amendment

By a vote by way of ballot, the shareholders approved an ordinary resolution approving an amendment to the Corporation's incentive stock option plan to increase the maximum number of common shares that may be issued thereunder by an additional 4,500,000 to be implemented by the Corporation's board of directors in its sole discretion, if at all, at any time prior to October 26, 2011. The results of the vote were as follows:

	Number of Votes Cast	Percentage of Votes Cast
For:	49,120,779	79%
Against:	13,195,640	21%

Dated: October 27, 2010

POINTS INTERNATIONAL LTD.

By:	/s/ Marc Shewchun
Marc Shewchun
Vice President, General Counsel and
Secretary

171 John Street, 5th Floor, Toronto, ON M5T 1X3 | T: 416.595.0000 | F: 416.595.6444 • www.points.com